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Exhibit 99.3  Press Release



PRESS RELEASE
March 6, 2000

                              For further information contact:
                              David M. Bradley
                              President and Chief Executive Officer
                              North Central Bancshares, Inc.
                              825 Central Avenue
                              Fort Dodge, Iowa 50501
                              515-576-7531


           NORTH CENTRAL BANCSHARES, INC. COMPLETES STOCK REPURCHASE

Fort Dodge, Iowa - North Central Bancshares, Inc. (Nasdaq: "FFFD") announced that it has completed its most recent 6.80% stock repurchase program today. The Company said it repurchased 150,000 shares of its outstanding common stock, par value $.01 per share, at the aggregate cost of $ 2,496,969 in open market transactions. The repurchase program began on February 17, 2000. Earlier this year on February 14, 2000, the Company completed a 6.36% stock repurchase program. As a result of this earlier program which began on November 4, 1999, the Company repurchased 150,000 shares of its outstanding common stock at the aggregate cost of $2,477,281 in open market transactions. Upon settlement of the last transaction on or about March 9, 2000, there will be 2,057,242 shares of North Central Bancshares, Inc. common stock outstanding.

North Central Bancshares, Inc., with over $367 million in assets, is the holding company for First Federal Savings Bank of Iowa, a federally chartered stock savings bank. First Federal is a community-oriented institution serving Iowa through 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mt. Pleasant, Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation.